GENTOR RESOUOCES INC.
1 Alder Gulch Road
Virginia City, Montana

November 8, 2006

<u>**VIA FACSIMILE (202) 772-9206 and (202) 772-9202**</u>
<u>**AND FEDEX**</u>

John D. Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re: Gentor Resources, Inc. (the "Registrant")
        Registration Statement on Form SB-2 (the "Registration Statement")
        File Number 333-130386

Dear Mr. Reynolds:

The Registrant hereby requests that the effective date of the Registration Statement be accelerated to 10 A.M. on November 13, 2006 or as soon as practicable thereafter. The Registrant confirms that it has not circulated any preliminary prospectuses. Further, the Registrant acknowledges that:

1.   should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Effective, it does not foreclose the Commission from taking any action with respect thereto;

2.   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.   the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Gentor Resources, Inc.,



Lloyd J. Bardswich,
President and principal executive officer

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